Exhibit 99.1

Press release

Biophytis announces the successful

completion of a €2,6 million private placement

▪	Capital increase of a total amount of approximately €2,6 million in gross proceeds by issuing 4,307,614 new shares, each with one share warrant attached, at €0,26 per unit, and 5,692,308 pre-funded warrants, each with one share warrant attached, at €0,25 per pre-funded unit;

▪	Gross proceeds include €2 million from Armistice, and approximately €0,6 million from a limited number of other qualified investors.

▪	Settlement-delivery of the new shares and share warrants expected on March 28, 2025.

NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA, JAPAN AND SOUTH AFRICA

Paris (France) and Cambridge (Massachusetts, USA), March 26, 2025 – 7:30 AM (CET) – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company specializing in developing treatments for age-related diseases, announces today the successful completion of a capital increase of a total gross amount of €2,6 million subscribed by a limited number of investors, including Armistice (for €2M) and qualified investors (for €0,6M) (the “Private Placement”).

Stanislas Veillet, CEO of Biophytis, stated: “We are pleased with the strong interest shown by investors in this private placement, which underscores the confidence in our strategy and the significant potential of our clinical programs. We believe that this fundraising will allow us to further accelerate the development of BIO101 through ambitious clinical programs, in obesity over the short-term, and also in sarcopenia. Our team is fully committed to advancing research with the aim of improving patients' lives while addressing major unmet medical needs.”

The Private Placement is not subject to a prospectus requiring approval from the French Financial Market Authority (Autorité des Marchés Financiers – the “AMF”).

Use of proceeds

The Company intends to use the net proceeds of the Private Placement to:

▪	Advance the clinical development of BIO 101 in obesity (phase 2 of the OBA clinical program) and in sarcopenia (phase 3 of the SARA clinical program, a world first in medical research).

▪	Sustain business efforts to explore potential partnerships and collaborations while supporting regulatory activities and market access preparation for future product commercialization.

▪	Strengthen Biophytis’ general corporate purposes, ensuring business continuity, while extending the Company’s cash runway to Q3 2025.

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Terms and conditions of the Private Placement

The Private Placement, for a total amount of €2,599,979.72 (including share issue premium), was carried out through the issuance, without preferential subscription rights and without a priority subscription period, of (i) 4,307,614 new ordinary shares in the Company (the “New Shares”), each with one share warrant attached (“BSA” and, together with the New Share to which it is attached, an “ABSA”) and (ii) 5,692,308 prefunded warrants in the Company (the “Prefunded Warrants”), each with one share warrant attached (“BSA” and, together with the Prefunded Warrants to which it is attached, a “Prefunded Unit”), as part of an issuance with cancellation of shareholders’ preferential subscription rights for the benefit of investors within the category of persons defined by the third resolution of the Combined General Meeting of the Company’s shareholders of April 2, 2024 (the “General Meeting”), in accordance with Article L. 225-138 of the French commercial code (the “Private Placement”).

The issue of the ABSAs and Prefunded Units, representing approximately 63,07% of the Company’s share capital, on a non-diluted basis, before completion of the Private Placement, and 38,68% of the Company’s share capital, on a non-diluted basis, after completion of the Private Placement, was decided on March 25, 2025 by the Company’s CEO (Directeur Général) pursuant to the delegation granted to him by the Board of Directors on March 20, 2025, such board decision itself made pursuant to the delegation of competence granted to it under the third resolution of the General Meeting. The issue price of one ABSA is €0.26 (including share issue premium), representing a facial discount of 16,2% (i.e., €0.05) to the volume-weighted average price of the Biophytis shares on Euronext Growth Paris (“Euronext Growth”) over the 5 trading days preceding the setting of such issue price, i.e., from March 18, 2025 to March 25, 2025 (the “5-day VWAP”). The issue price of one Prefunded Unit is €0.25 (including share issue premium), representing a facial discount of 16.2% (i.e., €0,05) to the “5-day VWAP”. The issue price of an ABSA and of a Prefunded Unit, combined with the exercise price of a BSA and of the Prefunded Warrant, minus the theoretical value of a BSA, reflects a discount of 24.1% against the 5-day VWAP, consistent with the maximum discount authorized by the General Meeting pursuant to its third resolution.

Terms and conditions of the BSA and of the Prefunded Warrants

One BSA is attached to each New Share and to each Prefunded Warrant. One BSA entitles its holder to subscribe to one new ordinary share of the Company, at a price of €0.31 per ordinary share. The BSAs may be exercised at any time within 60 months of their issuance. In the event all BSAs are exercised, a total number of 9,999,922 additional ordinary shares of the Company will be issued, representing additional total proceeds of approximately €3 million.

The theoretical value of each BSA, assuming a volatility of 32,429% and based on the closing price as of March 25, 2025, is equal to €0,0991 using the Black & Scholes model. The BSAs will be immediately detached (détachés) from the New Shares and the Prefunded Warrants upon issuance and are expected to be listed on Euronext Growth on or prior to March 28, 2025.

The exercise price for each Prefunded Warrant (giving right to one New Share of the Company) will be equal to €0.01 and will come in addition to the Prefunded Warrant subscription price of 0.25€ initially paid by the investors. The prefunded warrants represent 5,692,308 potential additional new ordinary shares and 19,27 % of the Company’s outstanding fully diluted share capital before the offering.

Impact of the private placement on the company’s shareholding

Following the issuance of the ABSAs, the Company’s total share capital will be €2,016,346 comprised of 20,163,460 ordinary shares. Following the issuance and exercise of all the Prefunded Warrants, the Company’s total share capital will be €2,585,576.80 comprised of 25,855,768 ordinary shares. Following the exercise of all the BSA, the Company’s total share capital will be €3,585,569 comprised of 35,855,690 ordinary shares. The issuance of the ABSA represents 4,307,614 ordinary shares (27,17% of the total current share capital of the Company). The Prefunded Warrants (if exercised in full) will imply the issuance of 5,692,308 ordinary shares (35,90% of the total current share capital of the Company) . All the BSA, if exercised in full, will imply the issuance of 9,999,922 ordinary shares (63,07% of the total current share capital of the Company).

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On an illustrative basis, a shareholder holding 1% of the Company's outstanding share capital before the completion of the offering and who did not participate in this offering would hold 0.61 % of the Company’s outstanding share capital and voting rights after the issuance of the ABSA and conversion of the Prefunded Warrants and 0.44 % of the Company’s outstanding share capital and voting rights if the BSAs are exercised in full.

Armistice and other participating investors will own 29,75%, and 8,92% of the share capital of the Company (before exercise of the BSA), respectively, following completion of the Private Placement.

CapTable pre Private Placement

	Cap Table · Not diluted		Convertible Debt	Cap Table - Fully diluted
	Shares	%	Shares	Shares	%
Stanislas Veillet	939,315	6%		939,315	3%
Management & Board	109,405	1%		109,405	0%
ADR (US)	286,500	2%		286,500	1%
Trust	2,366,667	15%		2,366,667	8%
Floating & Family office	6,607,579	42%		6,607,579	22%
Atlas	3,962,380	25%	5,648,320	9,610,700	33%
BlackRock (Kreos)	1,584,000	10%	7,762,070	9,346,070	32%
Warrant & Freeshares				267,324	1%

Number of shares (March 21, 2025)	15,855,846	100%		29,533,560	100%

CapTable post Private Placement

	Cap Table (Post ABSA Subscription)
	Cap Table - Not diluted		Convertible Debt	Cap Table - Fully diluted
	Shares	%	Shares	Shares	%
Stanislas Veillet	939,315	5%		939,315	3%
Management & Board	109,405	1%		109,405	0%
ADR (US)	286,500	1%		286,500	1%
Trust	2,366,667	12%		2,366,667	7%
Floating & Family office	6, 607,579	33%		6,607,579	20%
Atlas	3,962,380	20%	5,648,320	9,610,700	28%
BlackRock (Kreos)	1,584,000	8%	7,762,070	9,346,070	28%
Warrant & Freeshares				267,324	1%
Armistice	2,000,000	10%		2,000,000	6%
Other investors	2,307,614	11%		2,307,614	7%

Number of shares	20,163,460	100%		33,841,174	100%

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	Cap Table (Post Pre-Funded Warrants Exercise)
	Cap Table - Not diluted		Convertible Debt	Cap Table - Fully diluted
	Shares	%	Shares	Shares	%
Stanislas Veillet	939,315	4%		939,315	2%
Management & Board	109,405	0%		109,405	0%
ADR (US)	286,500	1%		286,500	1%
Trust	2,366,667	9%		2,366,667	6%
Floating & Family office	6,607,579	26%		6,607,579	17%
Atlas	3,962,380	15%	5,648,320	9,610,700	24%
BlackRock (Kreos)	1,584,000	6%	7,762,070	9,346,070	24%
Warrant & Freeshares				267,324	1%
Armistice	7,692,308	30%		7,692,308	19%
Other investors	2,307,614	9%		2,307,614	6%

Number of shares	25,855,768	100%		39,533,482	100%

	Cap Table (Post Exercise of 100% Warrants attached to ABSA and Pre-Funded Units)
	Cap Table - Not diluted		Convertible Debt	Cap Table - Fully diluted
	Shares	%	Shares	Shares	%
Stanislas Veillet	939,315	3%		939,315	2%
Management & Board	109,405	0%		109,405	0%
ADR (US)	286,500	1%		286,500	1%
Trust	2,366,667	7%		2,366,667	5%
Floating & Family office	6,607,579	18%		6,607,579	13%
Atlas	3,962,380	11%	5,648,320	9,610,700	19%
BlackRock (Kreos)	1,584,000	4%	7,762,070	9,346,070	19%
Warrant & Freeshares				267,324	1%
Armistice	15,384,616	43%		15,384,616	31%
Other investors	4,615,228	13%		4,615,228	9%

Number of shares (All Warrants exercise)	35,855,690	100%		49,533,404	100%

Admission to trading of the new shares and BSAs

The New Shares and BSAs are expected to be admitted to trading on Euronext Growth on March 28, 2025. The New Shares and any new share resulting from the exercise of the BSAs will be subject to the provisions of the Company’s bylaws and will be assimilated to existing shares upon final completion of the Private Placement. They will bear current dividend rights and will be admitted to trading on the same listing line as the Company’s existing shares under the same ISIN code FR0012816825.

Standstill and lock-up commitments

In the context of the Private Placement, the Company has signed a standstill commitment for a period of 90 calendar days from the date of settlement-delivery of the Private Placement, subject to certain customary exceptions.

The directors of the Company and its Chief Executive Officer and other offices have signed a lock-up commitment taking effect on the execution date of said commitment and which will continue for a period of 90 calendar days following the issuance date of the ABSAs and Prefunded Units in respect of their entire shareholding, representing 6% of the Company’s share capital on a non-diluted basis, subject to certain customary exceptions.

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Financial intermediaries

Maxim Group LLC acted as lead placement agent and All Invest acted as co-placement agent (collectively, the “Placement Agents”) relating to the Private Placement. The Private Placement is governed by agreements entered into between the Company and each of the Placement Agents.

Indicative timetable

▪	March 25, 2025: Decisions of the CEO (Directeur Général) setting the terms and conditions.

▪	March 26, 2025: Publication of this press release.

▪	March 28, 2025:

-	Settlement-delivery of the ABSAs.

-	Detachment of the BSA.

-	Start of trading on Euronext Growth.

▪	March 28, 2025: Admission of the BSAs on Euronext Growth.

Risk factors

The risk factors relating to the Company are set out in the Company’s universal registration document filed with the AMF under number D19-0509 on May 22, 2019. These documents are available free of charge on the Company’s website at www.biophytis.com/investors and on the AMF’s website at www.amf-france.org.

Investors are also advised to consider the following risks specific to the Private Placement: (i) the market price of the Company’s shares may fluctuate and fall below the subscription price of the shares issued in the context of the Private Placement, (ii) the volatility and liquidity of the Company’s shares may fluctuate significantly, (iii) sales of the Company’s shares may occur on the market and negatively impact the Company’s share price, (iv) the Company’s shareholders who have not participated in the Private Placement could suffer potentially significant dilution resulting from the Private Placement, the potential exercise of the BSAs and, more generally, any future capital increases made necessary by the Company’s search for financing.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready), and metabolic disorders, notably obesity. The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

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Disclaimer

This press release does not constitute an offer to sell or the solicitation of an offer to buy ordinary shares of the Company, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This announcement is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the “Prospectus Regulation”).

In France, the offer of Biophytis (the “Company”) shares described below will be made exclusively in the context of a capital increase reserved to the category of beneficiaries, within the meaning of Article L. 225-138 of the French commercial code, defined in the third resolution of the Company’s combined shareholders’ meeting held on April 2, 2024. It shall not constitute a public offering requiring the publication of a prospectus to be approved by the Autorité des marchés financiers.

The Company will make available to the public an information document containing the information set out in Annex IX of the Prospectus Regulation.

With respect to Member States of the European Economic Area, no action has been taken or will be taken to permit a public offering of the securities referred to in this press release requiring the publication of a prospectus in any Member State.

Therefore, such securities may not be and shall not be offered in any Member State other than in accordance with the exemptions of Article 1(4) of the Prospectus Regulation or, otherwise, in cases not requiring the publication of a prospectus under Article 3 of the Prospectus Regulation and/or the applicable regulations in such Member State.

This press release and the information it contains are being distributed to and are only intended for persons who are (x) outside the United Kingdom or (y) in the United Kingdom and are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) high net worth entities and other such persons falling within Article 49(2)(a) to (d) of the Order (“high net worth companies”, “unincorporated associations”, etc.) or (iii) other persons to whom an invitation or inducement to participate in investment activity (within the meaning of Section 21 of the Financial Services and Market Act 2000) may otherwise lawfully be communicated or caused to be communicated (all such persons in (y)(i), (y)(ii) and (y)(iii) together being referred to as “Relevant Persons”). Any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities to which this press release relates will only be engaged with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this press release or any of its contents.

This press release may not be distributed, directly or indirectly, in or into the United States. This press release and the information contained herein does not, and will not, constitute an offer of the Company's shares for sale or subscription, nor the solicitation of an offer to subscribe or to purchase, such shares in the United States or any other jurisdiction where restrictions may apply. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The shares of the Company have not been and will not be registered under the Securities Act, and the Company does not intend to conduct a public offering in the United States.

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The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions.

Any decision to subscribe for or purchase the shares or other securities of the Company must be made solely based on information publicly available about the Company. Such information is not the responsibility of Maxim Group LLC or of All Invest and has not been independently verified by Maxim Group LLC or All Invest.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze

pnigen@alphabronzellc.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78

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